EXHIBIT 99.1

Centerra Gold Reports Fourth Quarter and Full Year 2024 Results and 2025 Outlook; Strong Cash Flow from Operating Activities and $625 Million in Cash and Cash Equivalents

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Feb. 20, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its fourth quarter 2024 operating and financial results, and issued 2025 guidance.

President and CEO, Paul Tomory, commented, “In the fourth quarter, we had steady gold and copper production and ended 2024 near the low end of our production guidance range. At Öksüt, we benefited from elevated production in 2024 by processing inventory that was accumulated during the shutdown in 2022 and 2023 to achieve over 200,000 ounces. Since the restart of operations in June 2023, Öksüt generated close to $550 million in cash provided from operations and over $480 million in free cash flowNG. We generated strong free cash flow at both operations in the fourth quarter, driven by robust contributions from Mount Milligan, which increased our cash and cash equivalents to $625 million. We ended the year with a strong cash balance even after returning close to $90 million to shareholders and initiating capital spending at Thompson Creek, which remains on track with the feasibility study”.

“Looking ahead to 2025, our production guidance reflects Öksüt returning to normal production levels, as previously planned, after two years of processing excess inventory, which in turn has impacted unit costs. We remain disciplined to protect margins through initiatives at our sites including at Mount Milligan through the site optimization program which will continue in 2025. We forecast continued strong free cash flow generation at our operations in 2025, allowing us to fund the restart of Thompson Creek and continue to return capital to shareholders, while preserving our cash for strategic opportunities.”

“We are also focused on upcoming catalysts in 2025 at Mount Milligan and Kemess, which are the foundations for our future growth. At Mount Milligan, the technical studies are progressing better than planned, and we have made the decision to move straight to completing a Prefeasibility Study for the mine. This upgrade, together with an extensive drill program planned for this year, has the objective of significantly increasing proven and probable reserves at Mount Milligan once the study results are announced in the third quarter 2025. We remain optimistic about Mount Milligan’s potential to operate for multiple decades into the future. At Kemess, we are evaluating technical concepts for this large mineral endowment, after investing in a large drill campaign to upgrade resources along a five-kilometer mineralized trend, and expect to provide an updated resource estimate and an accompanying update on the technical concept for Kemess in the second quarter of 2025. We are also active on our exploration program, building on our success in 2024 at our existing brownfield and greenfield sites and looking to expand our current asset base in 2025”.

Fourth Quarter and Full Year 2024 Highlights

Operations

  Production: In the fourth quarter 2024, consolidated gold production was 73,224 ounces, including 37,660 ounces from the Mount Milligan Mine (“Mount Milligan”) and 35,564 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 12.8 million pounds. Full year 2024 consolidated production was 368,104 ounces of gold, near the low end of the guidance range, including production of 167,579 ounces of gold from Mount Milligan and 200,525 ounces of gold from Öksüt. Copper production for the full year was 54.3 million pounds, near the low end of the production guidance range.
  Sales: Fourth quarter 2024 gold sales were 83,876 ounces at an average realized gold priceNG of $2,207 per ounce and copper sales were 16.4 million pounds at an average realized copper priceNG of $2.88 per pound. Full year 2024 gold sales were 368,183 ounces at an average realized gold priceNG of $2,078 per ounce and copper sales were 57.9 million pounds at an average realized copper priceNG of $3.25 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with Royal Gold.
  Costs: Fourth quarter 2024 consolidated gold production costs were $1,096 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,296 per ounce. Full year 2024 consolidated gold production costs were $913 per ounce and AISC on by-product basisNG were $1,148 per ounce, in line with the 2024 guidance ranges.
  Capital expendituresNG: Fourth quarter 2024 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $41.9 million and $46.5 million, respectively. Sustaining capital expendituresNG in the fourth quarter 2024 were $19.5 million and included construction at the tailings storage facility (“TSF”) and water sourcing projects at Mount Milligan, as well as capitalized stripping and expansions at the heap leach pad and waste rock dump at Öksüt. Non-sustaining capital expendituresNG in the fourth quarter were $27.0 million related mainly to the restart of operations at the Thompson Creek Mine (“Thompson Creek”). Full year 2024 additions to PP&E and capital expendituresNG were $174.8 million and $160.1 million, respectively. Sustaining capital expendituresNG for the full year were at the low end of the 2024 guidance range as a result of the deferral of some capital spending to 2025. Non-sustaining capital expendituresNG were in line with the 2024 guidance range.

Financial

  Net earnings: Fourth quarter 2024 net loss was $52.5 million, or $0.25 per share, and adjusted net earningsNG were $36.6 million or $0.17 per share. Key adjustments to net loss include $193.6 million of non-cash impairment loss related to the Goldfield Project, $63.1 million of an incremental gain on the sale of Greenstone Partnership and $33.9 million of unrealized gain on the financial asset related to the additional agreement with Royal Gold Inc. (“Royal Gold”). Full year 2024 net earnings were $80.4 million or $0.38 per share and adjusted net earningsNG were $152.9 million or $0.72 per share. Key adjustments to net earnings include $193.6 million of non-cash impairment loss related to the Goldfield Project, $63.1 million of an incremental gain on the sale of Greenstone Partnership, $23.5 million of unrealized gain on the financial asset related to the additional agreement with Royal Gold and $25.4 million of reclamation provision revaluation recovery. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the fourth quarter 2024, cash provided by operating activities was $92.8 million and free cash flowNG was $47.0 million. This includes $77.0 million of cash provided by mine operations and $65.3 million of free cash flowNG at Mount Milligan and $51.8 million of cash provided by mine operations and $40.5 million of free cash flowNG at Öksüt. This is partially offset by capital expendituresNG at Thompson Creek. Full year 2024 cash provided by operating activities was $298.4 million and free cash flowNG was $138.6 million. This includes $248.4 million of cash provided by mine operations and $206.5 million of free cash flowNG at Öksüt and $176.3 million of cash provided by mine operations and $118.6 million of free cash flowNG at Mount Milligan. This is partially offset by cash used in operating activities and a free cash flow deficitNG from Thompson Creek expenditures.
  Cash and cash equivalents: Total liquidity of over $1.0 billion as at December 31, 2024, comprising a cash balance of $624.7 million and $400.0 million under a corporate credit facility.
  Dividend: Quarterly dividend declared of C$0.07 per common share. In 2024, the Company paid $43.5 million in dividends.

Other

  Share buybacks: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 1,766,130 common shares in the fourth quarter 2024, for the total consideration of $12.2 million. In the full year 2024, Centerra repurchased and cancelled 6,731,430 common shares under its NCIB program for a total consideration of $44.1 million.
  Renewal of NCIB: In November 2024, Centerra renewed its NCIB to purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company, representing 10% of the public float.
  Mount Milligan mine additional agreement with Royal Gold and mine life extension: In February 2024, Centerra announced an additional agreement with Royal Gold related to Mount Milligan, which resulted in a life of mine extension and established favourable parameters for potential future mine life extensions. This agreement was a key first step in the Company’s strategy to realize the full potential of this cornerstone asset in a top-tier mining jurisdiction. In conjunction with the 2024 year-end mineral reserves and mineral resources update, the Company has successfully extended the life of mine at Mount Milligan to 2036 by accelerating the use of mined-out areas of the open pit for waste storage. This approach has increased available storage capacity in the existing tailings facility and extended the overall mine life for the current reserves estimate, while the Company continues with technical work to extend the reserves mine life beyond.
  Thompson Creek feasibility study results and strategic plan for US Molybdenum Operations: In September 2024, Centerra announced a strategic, integrated business plan for its Molybdenum Business Unit (“MBU”) consisting of a restart of Thompson Creek and a commercially optimized ramp up plan for the Langeloth Metallurgical Facility (“Langeloth”), collectively the US Molybdenum Operations (“US Moly”). The US Moly business is expected to produce an after-tax net present value (“NPV8%”) of $472 million. A key contributor to this value is Langeloth, which at full capacity, integrated with Thompson Creek, has the potential to generate robust annual earnings before interest, taxes, depreciation and amortizationNG (“EBITDA”).

2025 Guidance Highlights

  Production: In 2025, consolidated gold production is expected to be 270,000 to 310,000 ounces, driven by Öksüt returning to normal production levels, as planned, after processing inventory that was accumulated during the shutdown of operations prior to restart in early June 2023. Copper production in 2025 is expected to be 50 to 60 million pounds.
  Costs: In 2025, consolidated gold production costs are expected to be $1,100 to $1,200 per ounce and AISC on a by-product basisNG is expected to be $1,400 to $1,500 per ounce. Costs are projected to be higher in 2025 compared to 2024 driven mainly by lower gold production at Öksüt and the impact of net inflation in Türkiye.
  Capital ExpendituresNG: In 2025, sustaining capital expendituresNG are expected to be $98 to $120 million, and non-sustaining capital expendituresNG are expected to be $140 to $160 million, mainly driven by the re-start of operations at Thompson Creek.
  Molybdenum Roasting: In 2025, the Company expects to roast 13 to 15 million pounds of molybdenum, driven by the execution of the commercial optimization plan at Langeloth to ramp up to its full capacity of approximately 40 million pounds per year over the next several years, as previously announced in September 2024.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,
	2024	2023	% Change	2024	2023	% Change
Financial Highlights
Revenue	302.4	340.0	(11)%	1,214.5	1,094.9	11%
Production costs	190.6	161.3	18%	710.3	706.0	1%
Depreciation, depletion, and amortization ("DDA")	32.5	40.6	(20)%	126.2	124.9	1%
Earnings from mine operations	79.3	138.1	(43)%	378.0	264.0	43%
Net (loss) earnings	(52.5)	(28.8)	(82)%	80.4	(81.3)	199%
Adjusted net earnings(1)	36.6	61.2	(40)%	152.9	10.5	1356%
Cash provided by operating activities	92.8	145.4	(36)%	298.4	245.6	21%
Free cash flow(1)	47.0	111.0	(58)%	138.6	160.2	(13)%
Additions to property, plant and equipment (“PP&E”)	41.9	67.9	(38)%	174.8	121.7	44%
Capital expenditures - total(1)	46.5	36.4	28%	160.1	88.3	81%
Sustaining capital expenditures(1)	19.5	34.5	(43)%	101.6	83.5	22%
Non-sustaining capital expenditures(1)	27.0	1.9	1321%	58.5	4.8	1119%
Net (loss) earnings per common share - $/share basic(2)	(0.25)	(0.13)	(92)%	0.38	(0.37)	202%
Adjusted net earnings per common share - $/share basic(1)(2)	0.17	0.28	(39)%	0.72	0.05	1340%
Operating highlights
Gold produced (oz)	73,224	129,259	(43)%	368,104	350,317	5%
Gold sold (oz)	83,876	130,281	(36)%	368,183	348,399	6%
Average market gold price ($/oz)	2,664	1,974	35%	2,388	1,942	23%
Average realized gold price ($/oz )(3)	2,207	1,846	20%	2,078	1,718	21%
Copper produced (000s lbs)	12,769	19,695	(35)%	54,342	61,862	(12)%
Copper sold (000s lbs)	16,361	16,562	(1)%	57,897	60,109	(4)%
Average market copper price ($/lb)	4.17	3.70	13%	4.15	3.85	8%
Average realized copper price ($/lb)(3)	2.88	3.00	(4)%	3.25	3.01	8%
Molybdenum roasted (000 lbs)(4)	2,884	2,247	28%	10,164	11,377	(11)%
Molybdenum sold (000s lbs)	2,858	2,158	32%	10,912	11,235	(3)%
Average market molybdenum price ($/lb)	21.71	18.64	16%	21.30	24.19	(12)%
Average realized molybdenum price ($/lb)(3)	22.67	20.35	11%	22.05	25.39	(13)%
Unit costs
Gold production costs ($/oz)(5)	1,096	595	84%	913	733	25%
All-in sustaining costs on a by-product basis ($/oz)(1)(5)	1,296	831	56%	1,148	1,013	13%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(5)	1,446	905	60%	1,270	1,069	19%
Copper production costs ($/lb)(5)	1.89	1.85	2%	2.04	2.29	(11)%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(5)	2.12	2.42	(12)%	2.47	2.69	(8)%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at December 31, 2024, the Company had 210,031,280 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled. Under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold and Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)	Amount does not include 0.8 million pounds of molybdenum roasted of toll material for the three months ended December 31, 2024 (2023 - 1.0 million) and 2.3 million pounds of molybdenum roasted of toll material in 2024 (2023 - 1.7 million).
(5)	All per unit costs metrics are expressed on a metal sold basis.

2025 Guidance – Gold and copper producing assets

	Units	2025 Guidance	2024 Full Year Results
Production
Total gold production(1)	kozs	270 - 310	368
Mount Milligan Mine(2)(3)(4)	kozs	165 - 185	168
Öksüt Mine	kozs	105 - 125	201
Total copper production(2)(3)(4)	Mlbs	50 - 60	54
Unit Costs(5)
Gold production costs(1)	$/oz	1,100 - 1,200	913
Mount Milligan Mine(2)	$/oz	1,075 - 1,175	1,105
Öksüt Mine	$/oz	1,100 - 1,200	748
AISC on a by-product basisNG(1)(3)(4)	$/oz	1,400 - 1,500	1,148
Mount Milligan Mine	$/oz	1,100 - 1,200	1,078
Öksüt Mine	$/oz	1,475 - 1,575	1,015
Capital Expenditures
Additions to PP&E	$M	105 - 130	110.5
Mount Milligan Mine	$M	75 - 90	55.8
Öksüt Mine	$M	30 - 40	54.7
Total capital expendituresNG	$M	105 - 130	95.9
Sustaining capital expendituresNG	$M	95 - 115	95.9
Mount Milligan Mine	$M	65 - 75	54.0
Öksüt Mine	$M	30 - 40	41.9
Non-sustaining capital expendituresNG	$M	10 - 15	—
Mount Milligan Mine	$M	10 - 15	—
Other Items
Depreciation and amortization	$M	95 - 115	122.8
Mount Milligan Mine	$M	60 - 70	72.8
Öksüt Mine	$M	35 - 45	50.0
Income tax and BC mineral taxes paid(1)	$M	35 - 42	87.5
Mount Milligan Mine	$M	3 - 5	3.6
Öksüt Mine	$M	32 - 37	83.9
Corporate and administration costs(6)	$M	28 – 32	$31.8
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using an assumed market gold price of $2,400 per ounce and an assumed market copper price of $4.00 per pound for 2025, the Mount Milligan Mine’s average realized gold and copper price for 2025 would be $1,712 per ounce and $3.36 per pound, respectively, compared to average realized prices of $1,761 per ounce and $3.25 per pound in 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
  Gold and copper production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 64% to 66% for gold and 77% to 79% for copper compared to actual recoveries for gold of 62.8% and for copper of 74.8% achieved in 2024.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces.
  Corporate and administration costs do not include stock-based compensation and corporate depreciation.

2025 Guidance – Molybdenum Business Unit

	Units	2025 Guidance	2024 Full Year Results
Production
Total molybdenum roasted(1)	Mlbs	13 - 15	10.2
Total molybdenum sold	Mlbs	13 - 15	10.9
Costs and Profitability – Langeloth
(Loss) earnings from operations	$M	(3) - 5	(7.8)
EBITDANG	$M	2 - 8	(5.2)
Capital Expenditures
Additions to PP&E	$M	132 - 150	62.3
Thompson Creek Mine	$M	130 - 145	57.0
Langeloth	$M	2 - 4	5.2
Total capital expendituresNG	$M	132 - 150	63.1
Sustaining capital expendituresNG - Langeloth	$M	2 - 4	5.2
Non-sustaining capital expendituresNG - Thompson Creek Mine	$M	130 - 145	57.8
Other Items
Depreciation and amortization	$M	3 - 5	3.4
Langeloth	$M	3 - 5	3.4
Care & Maintenance – Endako	$M	6 - 8	5.0
Reclamation – Endako	$M	4 - 7	9.5
  Amount does not include 2.3 million pounds of molybdenum toll roasted in 2024. 2025 guidance figure does not include any toll material roasted.

2025 Guidance – Global Exploration and Evaluation Projects

	Units	2025 Guidance	2024 Full Year Results
Project Exploration and Evaluation Costs
Exploration Costs	$M	35 - 45	39.9
Brownfield Exploration	$M	20 - 25	21.1
Greenfield and Generative Exploration	$M	15 - 20	18.8
Evaluation Costs	$M	8 - 12	29.8
Other Kemess Costs
Care & Maintenance	$M	13 - 15	12.9

Mount Milligan

Mount Milligan produced 37,660 ounces of gold and 12.8 million pounds of copper in the fourth quarter of 2024. In the full year 2024, Mount Milligan produced 167,579 ounces of gold and 54.3 million pounds of copper, which was lower than planned primarily due to lower gold grades encountered in areas of phases 6 and 9 that are at the periphery of the ore body. During fourth quarter of 2024, a total of 9.6 million tonnes was mined from phases 5, 6, 7, 9 and 10 of the open pit. Process plant throughput for the fourth quarter of 2024 was 5.4 million tonnes, averaging 58,948 tonnes per day, slightly lower than planned primarily due to unscheduled ball mill downtime. Copper recovery in the fourth quarter was impacted by high levels of pyrite, partially oxidized ore and low-grade ore fed from the stockpile. Gold sales were 47,887 ounces and copper sales were 16.4 million pounds in the fourth quarter, up 4% and 15% respectively, compared to last quarter. The higher sales volumes were anticipated due to the timing of shipments.

In 2025, Mount Milligan gold production is expected to be 165,000 to 185,000 ounces and copper production is expected to be 50 to 60 million pounds. In 2025, gold and copper grades are expected to be similar to those in 2024, and gold and copper recoveries in 2025 are expected to be higher than last year. A relative improvement in recoveries is expected to be driven by a reduction in the copper concentrate sales grade as well as other ongoing plant optimization projects. Mount Milligan’s processing plant is expected to operate at higher mill throughput levels in 2025 compared to 2024 due to materials handling improvements implemented in 2024. Gold production and sales are expected be relatively evenly weighted through 2025. Copper production is expected to be weighted to the second half of 2025 and copper sales are expected to track production closely.

Gold production costs in the fourth quarter 2024 were $1,219 per ounce. AISC on a by-product basisNG was $1,114 per ounce, 14% lower than last quarter due to decreased sustaining capital expenditures. Full year gold production costs in 2024 were $1,105 per ounce and AISC on a by-product basisNG was $1,078 per ounce, at the low end of the AISC on a by-product basisNG guidance range.

Gold production costs in 2025 at Mount Milligan are expected to be $1,075 to $1,175 per ounce and AISC on a by-product basisNG is expected to be $1,100 to $1,200 per ounce. AISC on a by-product basisNG per ounce is expected to fluctuate through 2025 due to timing of capital spending, most of which is expected in the first nine months of the year.

In the fourth quarter 2024, sustaining capital expendituresNG at Mount Milligan were $7.8 million, focused on the tailings storage facility dam construction and water sourcing projects. Full year 2024 sustaining capital expendituresNG were $54 million, near the low end of the guidance range.

In 2025, Mount Milligan additions to PP&E are expected to be $75 and $90 million, comprising $65 to $75 million in sustaining capitalNG and $10 to $15 million in non-sustaining capitalNG. Sustaining capitalNG includes projects carried over from 2024, equipment rebuilds, a one-time purchase of large truck boxes to optimize payload and reduce future truck purchases, and annual capital related to the TSF. Non-sustaining capitalNG includes purchases required for truck fleet expansion and exploration in-fill drilling targeting extensions beyond the current life of mine reserves.

In the fourth quarter of 2024, Mount Milligan generated solid cash flow from mine operations of $77.0 million and $65.3 million of free cash flowNG. Full year cash flow from mine operations and free cash flowNG were $176.3 million and $118.6 million, respectively.

The site-wide optimization program at Mount Milligan, initially launched in the fourth quarter 2023, continues to progress. This program covers all aspects of the operation to maximize the potential of the ore body, setting up Mount Milligan for long-term success for the current mine life and beyond. Notable achievements in 2024 include: an improved safety record, demonstrated by fewer significant incidents relative to 2023; increased fleet availability and productivity across different types of equipment; reduction in consumption and unit cost of grinding media; decrease in maintenance costs through a more efficient preventive maintenance schedule; and reduction in the copper concentrate grade, leading to steady gold recoveries despite lower head grades. As a result of the optimization program, Mount Milligan has reduced operating costs. The Company continues to see productivity improvements in the load-haul cycle at the mine, as well as improvements in the unit processing costs. In the full year 2024, milling costs were $5.33 per tonne processed, 11% lower than 2023 despite a slight decrease in throughput.

In 2024, the Company identified an opportunity to accelerate the use of in-pit mine potential acid generating (“PAG”) waste storage, which increased the available capacity in the existing tailings facility. As a result, mine operating costs are expected to improve over the life of mine (“LOM”) and there was an increase in the stated proven and probable reserves as at December 31, 2024. This resulted in a LOM extension by approximately one year to 2036.

In February 2024, Centerra announced that the Company entered into an additional agreement with Royal Gold relating to Mount Milligan, which resulted in a two-year life of mine extension and established favourable parameters for potential future mine life extensions. At Mount Milligan, work on technical studies to evaluate the substantial mineral resources to unlock additional value beyond its current mine life is progressing better than planned, and the Company has made the decision to move directly to a Pre-feasibility Study Technical Report (“PFS”).

The Company is optimistic that the mine life can be extended beyond the current mine life of approximately 2036, which is based on the available space in the existing TSF. Centerra is evaluating options for additional tailings capacity by expanding the existing TSF or constructing a second one. It is also expected that the PFS will incorporate an increase of annual mill throughput in the range of 10% through ball mill motor upgrades and additional downstream flowsheet improvements at a modest overall capital expenditure, which may also provide the benefit of improved overall metal recovery. The PFS and associated updated mineral reserves estimate are expected to be announced in the third quarter of 2025.

As Centerra looks to the future of Mount Milligan beyond 2036, the establishment of the new Mining and Critical Minerals Ministry is an encouraging step forward, demonstrating the Province of British Columbia’s commitment to streamlining permitting and regulatory processes for critical mineral projects, including Mount Milligan.

Öksüt

Öksüt produced 35,564 ounces of gold in the fourth quarter of 2024. Öksüt has completed processing the excess gold inventory that it had accumulated in 2022 and 2023, leading to elevated gold production levels. Full year production in 2024 was 200,525 ounces of gold which was at the mid-point of the guidance range. During the quarter, mining activities were focused on phase 5 and phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 4.4 million tonnes were mined in the quarter, which was greatest number of tonnes moved in the mine’s history and 1.1 million tonnes were stacked at an average grade of 0.99 g/t.

In 2025, gold production is expected to be 105,000 to 125,000 ounces, driven by a return to planned production levels. Gold production was elevated in the first nine months of 2024 as the inventory and stockpiles from an operations shutdown in 2022 and 2023 were being processed through the adsorption, desorption, and recovery (“ADR”) plant. As a result of mine sequencing, the grade profile of material mined and processed in 2025 is expected to be on average 20% lower than 2024. Gold production and sales are expected to be relatively evenly distributed throughout 2025.

At Öksüt, gold production costs and AISC on a by-product basisNG for the fourth quarter 2024 were $933 per ounce and $1,327 per ounce, respectively. These costs were impacted by relatively lower gold production and higher royalty expense due to elevated gold prices, which also contributed to higher cash flows and margin. Full year gold production costs were $748 per ounce and AISC on a by-product basisNG was $1,015 per ounce, near the upper end of the cost guidance range.

2025 gold production costs at Öksüt are expected to be $1,100 to $1,200 per ounce, and AISC on a by-product basisNG is expected to be $1,475 to $1,575 per ounce, both higher than 2024 primarily due to a lower production profile and partially due to the impact of inflation in Türkiye, which was not fully offset by devaluation of the lira in 2024. The Company expects an impact of approximately 10% to 15% net inflation on Öksüt’s production costs due to higher contract mining and labour costs. These costs adjust at the start of every year in response to inflationary pressures and cost of living increases in the country. AISC on a by-product basisNG per ounce is expected to fluctuate through 2025 due to timing of capital spending, most of which is expected in the first nine months of the year.

In the fourth quarter 2024, sustaining capital expenditures at Öksüt were $11.3 million, focused on capitalized stripping, heap leach pad expansion, and waste rock dump expansion. Full year 2024 sustaining capital expendituresNG were $41.9 million, in line with the guidance range.

In 2025, Öksüt additions to PP&E are expected to be between $30 and $40 million, all of which is sustaining capitalNG and includes capital stripping, heap leach construction, and some infrastructure improvements.

In the fourth quarter of 2024, Öksüt delivered cash flow from mine operations of $51.8 million and free cash flowNG of $40.5 million. In the full year 2024, Öksüt generated $248.4 million of cash flow from mine operations and $206.5 million of free cash flowNG.

The Turkish corporate income tax rate applicable to Öksüt is 25%. In 2025, Öksüt’s current income taxes paid are expected to be between $32 and $37 million, which includes withholding tax related to the repatriation of earnings. Cash flows at Öksüt in the second quarter of 2025 are expected to be impacted by the expected timing of tax and annual royalty payments.

Molybdenum Business Unit

In the fourth quarter of 2024, MBU used $12.3 million of cash for operations and had a free cash flow deficitNG of $35.1 million, which was primarily due to increased capital spending at Thompson Creek, following the restart decision in September 2024.

Thompson Creek Mine

On September 12, 2024, Centerra announced the results from its Thompson Creek feasibility study. The initial capital investment to restart Thompson Creek is approximately $397 million. The capital required is significantly de-risked due to an existing pit, significantly advanced equipment rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. The majority of the anticipated capital expenditures are expected to be focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart Thompson Creek is expected to be funded largely from Centerra’s cash flow from operations at Mount Milligan and Öksüt.

Fourth Quarter 2024 Highlights of Thompson Creek Restart Activities

  Thompson Creek continued pre-stripping operations with 4.1 million tons moved;
  Detailed engineering work for the plant refurbishment was initiated with an engineering consulting firm, with a focus on engineering and procurement for long-lead items;
  Preliminary mill refurbishment activities commenced, with initial demolition of the copper cementation area and flotation cells completed;
  Mobile fleet refurbishment is on track and approximately 80% complete, with the majority of the work on trucks, shovels, dozers and road graders completed; and
  The project schedule is on track and in line with the feasibility study, targeting first production in the second half of 2027.

In the fourth quarter of 2024, non-sustaining capital expendituresNG were $27.0 million. Since the restart decision, non-sustaining capital expendituresNG were $29.6 million, slightly lower than the feasibility study, mainly due to a slightly slower ramp-up of mining workforce and timing of mining equipment purchases. The project remains in line with the total initial capital expendituresNG estimate of $397 million as outlined in the feasibility study.

In 2025 additions to PP&E, all of which are non-sustaining capitalNG, are expected to be $130 to $145 million. The Company expects to commission the remaining haul trucks, shovels and drills to achieve planned mine production with a ramp-up of tons moved per month throughout 2025, and substantially complete detailed engineering work and procurement of long-lead mill equipment by the end of the third quarter of 2025. Centerra maintains a strong cash position of $624.7 million, ensuring sufficient liquidity to finance ongoing project activities. The Company continues to expect to finance the majority of 2025 expenditures from the cash flows provided by Mount Milligan and Öksüt.

Since the restart decision in September 2024, Thompson Creek moved 4.7 million tons of waste. 14 haul trucks and 2 electric shovels are currently operating with 5 more haul trucks and 1 shovel expected to be placed in service by the end of the first quarter of 2025. Activities in the pit focused on development in the Union Gap area for electrical shovel access.

By the end of 2024, Thompson Creek had 170 people on-site, including contractors and employees. Most of the key operations management positions have been filled and approximately 75% of the workforce was hired locally. Site infrastructure development, including local housing capacity, is underway with work expected to be completed by the end of 2025.

Langeloth

In the fourth quarter of 2024, Langeloth roasted and sold 2.9 million pounds of molybdenum and generated a loss from operations of $0.9 million and nil EBITDANG. For the full year 2024, Langeloth roasted and sold 10.2 million and 10.9 million pounds of molybdenum, respectively. Loss from operations was $7.8 million in line with guidance and EBITDANG was negative $5.2 million. In 2024, Langeloth operated below its previously disclosed breakeven capacity of approximately 14 million pounds. The Company has negotiated with molybdenum concentrate suppliers and customers at the end of 2024 to increase the volumes purchased and sold. As the operations ramp up, Langeloth is expected to generate positive EBITDANG this year.

In 2025, Langeloth is expected to generate between $3 million loss and $5 million earnings from operations and EBITDANG of $2 to $8 million, which represents an improvement from 2024. As part of the previously disclosed commercial optimization plan, Langeloth is expected to commence a ramp-up of operations and increase roasting output from 10 million pounds in 2024 to between 13 to 15 million pounds in 2025. The Company expects to benefit from the current supply deficit in the molybdenum market and grow the business to meet market demand. The Company also expects the current production cost structure to remain relatively stable in 2025, which should allow for further improvements in profitability.

In the fourth quarter of 2024, cash flow used in operations was $6.3 million, primarily due to an unfavorable working capital change due to timing of vendor payments and cash collections from customers.

Cash provided by operations at Langeloth is dependent on working capital requirements, which are subject to market molybdenum prices.

In 2024, additions to PP&E were $5.2 million, all of which were sustaining capitalNG, and mainly included costs related to the extended shutdown of the acid plant, which is regular maintenance that is performed every few years. In 2025, additions to PP&E, all of which are sustaining capitalNG, are expected to be $2 to $4 million.

Kemess Project (“Kemess”)
The Kemess property has substantial gold and copper resources in a highly prospective district with significant infrastructure already in place, including: a 300 kilometer, 230 kilovolt power line, one of the longest privately owned power lines in British Columbia; a 50,000 tonnes per day nameplate processing plant, which would require some refurbishment and equipment replacements; site infrastructure including a camp, administration facilities, truck shop and warehouse; and tailings storage through in-pit and an existing facility, which is capable of expansion. Centerra is currently working to update the Kemess resource model for the results from a drilling campaign conducted in 2024. The program included over 11,400 meters of core drilling for exploration, geotechnical, and metallurgical testing purposes.

During 2024, Centerra commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at Kemess. Early operating concepts include a combined open pit and conventional underground operation, which is expected to be less capital intensive and have a better cash flow profile than the previously permitted underground block cave concept. In addition to an exploration campaign in 2025 to further delineate the resource, the Company is planning on continuing to advance the technical studies that will include metallurgical testing for flowsheet optimization, mine plan optimization, materials handling infrastructure engineering, tailings design optimization, as well as initiation of environmental baseline studies. Early indications show potential for a long-life operation that takes advantage of the significant infrastructure already in place.

The Company expects to provide an updated resource estimate and an accompanying update on the technical concept for Kemess in the second quarter of 2025. Care and maintenance costs are expected to be $13 to $15 million while project evaluation costs in 2025 are expected to be $4 to $6 million, in addition to exploration costs at the property of $4 to $6 million (included in the overall Global Exploration guidance outlined below).

Global Exploration

In 2025, exploration expenditures are expected to be $35 to $45 million, including $20 to $25 million of brownfield exploration and $15 to $20 million of greenfield and generative exploration programs. Over 80% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects include further drilling and testing work at Mount Milligan and Kemess.

2025 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2025, after giving effect to the hedges in place as at December 31, 2024, include the following:

  A market gold price of $2,400 per ounce and an average realized gold price at Mount Milligan of $1,712 per ounce after reflecting the streaming arrangement with Royal Gold (35% of Mount Milligan’s gold at $435 per ounce).
  A market copper price of $4.00 per pound and an average realized copper price at Mount Milligan of $3.36 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of Mount Milligan’s copper at 15% of the spot price per metric tonne).
  A molybdenum price of $20.00 per pound.
  Exchange rates: $1USD:$1.35 Canadian dollar; $1USD:34.00 Turkish lira.
  Diesel fuel price assumption: $1.05 per litre (C$1.45 per litre) at Mount Milligan and $3.00 per US gallon at Thompson Creek.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2025 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2025 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

2025 Sensitivities

Centerra’s revenues, earnings and cash flows for 2025 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes in the table below.

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by- product basis per ounceNG
Gold price(1)	$100/oz	4.0 - 4.5	—	21.0 - 24.5	18.5 - 21.5	5 - 6
Copper price(1)	10%	0.5 - 1.0	—	17.0 - 20.0	16.0 - 19.5	50 - 60
Diesel fuel(2)	10%	1.5 - 2.2	1.5 - 2.3	—	3.0 - 4.5	8 - 10
Canadian dollar(2),(3)	10 cents	17.0 - 18.0	0.1 - 0.5	—	17.0 - 18.5	55 - 60
Turkish lira(3)	5 liras	2.0 - 2.5	2.0 - 2.5	—	4.0 - 5.0	15 - 17

(1)	Excludes the impact of gold hedges and the effect of 48,541 ounces of gold with an average mark-to-market price of $2,641 per ounce and 20.1 million pounds of copper with an average mark-to-market price of $4.00 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of December 31, 2024.
(2)	Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2024 of approximately 25% and 60%, respectively.
(3)	Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Fourth Quarter 2024 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its 2024 fourth quarter conference call on Friday, February 21, 2025, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on May 21, 2025.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day March 21, 2025. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 1457170. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investors/webcasts.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the year ended December 31, 2024, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Qualified Person

All scientific and technical information presented in this document has been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 and has been reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer, the qualified person for the purpose of National Instrument 43-101.

Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “intend”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including production and roasting of molybdenum, grade profiles, cash flow, costs including contract mining and labour costs, care and maintenance, PP&E and reclamation costs, capital expenditures, recoveries, processing, inflation, depreciation, depletion and amortization, taxes, annual royalty payments and cash flows; the ability of the Company of fund project costs and expenses though its current operations; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Common Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the strategic plan for the Kemess Project, including the results from a technical evaluation concerning the mining methods utilized; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Pre-feasibility Study at the Mount Milligan Mine and any related evaluation of resources or reserves or a life of mine beyond 2036; receiving approval from the BC government concerning permits and potential expansions related to ongoing operations at Mount Milligan ;the integrated business plan of the Molybdenum Business Unit including the restart of the Thompson Creek Mine and commercial optimization of the Langeloth Facility; expectations about the current supply deficit in the molybdenum market; the commercial success of the US Moly business and Langeloth; the commissioning of equipment at the Thompson Creek Mine and the development of site infrastructure and housing; the re-evaluation of the technical concepts for the Kemess Project and its potential restart including confirmation and exploration drilling and any technical studies and its potential for a long mine life; the Company’s strategic plan; the site-wide optimization program at Mount Milligan including any further improvements to occupational health and safety, availability and utilization of the haul fleet, mill throughput and any potential costs savings resulting from the same; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti- corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its normal course issuer bid, or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings (loss), refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months and year ended December 31, 2024, 647 and 542 pounds, respectively, of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net earnings (loss) as recorded in the consolidated statements of earnings (loss) for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings (loss) to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
  EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation, and amortization. It is calculated by adjusting net earnings as recorded in the consolidated statements of earnings (loss) by depreciation and amortization. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	92.0	77.5	58.4	31.4	33.6	46.1
Production costs attributable to copper	30.9	30.7	30.9	30.7	—	—
Total production costs excluding Molybdenum BU segment, as reported	122.9	108.2	89.3	62.1	33.6	46.1
Adjust for:
Third party smelting, refining and transport costs	2.8	3.1	2.6	2.7	0.2	0.4
By-product and co-product credits	(49.5)	(52.0)	(49.1)	(51.9)	(0.4)	(0.1)
Adjusted production costs	76.2	59.3	42.8	12.9	33.4	46.4
Corporate general administrative and other costs	8.9	11.6	0.8	0.1	0.5	—
Reclamation and remediation - accretion (operating sites)	2.7	2.6	0.6	0.6	2.1	2.0
Sustaining capital expenditures	19.1	33.1	7.8	16.3	11.3	16.5
Sustaining lease payments	1.8	1.6	1.3	1.4	0.5	0.2
All-in sustaining costs on a by-product basis	108.7	108.2	53.3	31.3	47.8	65.2
Ounces sold (000s)	83.9	130.3	47.9	33.1	36.0	97.2
Pounds sold (millions)	16.4	16.6	16.4	16.6	—	—
Gold production costs ($/oz)	1,096	595	1,219	946	933	474
All-in sustaining costs on a by-product basis ($/oz)	1,296	831	1,114	946	1,327	671
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,446	905	1,374	1,237	1,327	671
Copper production costs ($/pound)	1.89	1.85	1.89	1.86	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.12	2.42	2.12	2.42	n/a	n/a

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	336.3	255.5	188.3	165.9	148.0	89.6
Production costs attributable to copper	118.0	137.5	118.0	137.5	—	—
Total production costs excluding Molybdenum BU segment, as reported	454.3	393.0	306.3	303.4	148.0	89.6
Adjust for:
Third party smelting, refining and transport costs	11.1	10.9	10.2	10.1	0.9	0.8
By-product and co-product credits	(196.5)	(189.4)	(195.9)	(189.0)	(0.6)	(0.4)
Adjusted production costs	268.9	214.5	120.6	124.5	148.3	90.0
Corporate general administrative and other costs	40.4	44.4	1.5	0.2	1.2	—
Reclamation and remediation - accretion (operating sites)	10.2	7.0	2.3	2.4	7.9	4.6
Sustaining capital expenditures	96.3	81.2	54.0	44.0	41.9	36.9
Sustaining lease payments	6.8	5.9	5.3	5.1	1.5	0.8
All-in sustaining costs on a by-product basis	422.6	353.0	183.7	176.2	200.8	132.3
Ounces sold (000s)	368.2	348.4	170.4	152.5	197.8	195.9
Pounds sold (millions)	57.9	60.1	57.9	60.1	—	—
Gold production costs ($/oz)	913	733	1,105	1,088	748	457
All-in sustaining costs on a by-product basis ($/oz)	1,148	1,013	1,078	1,156	1,015	675
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,270	1,069	1,343	1,283	1,015	675
Copper production costs ($/pound)	2.04	2.29	2.04	2.29	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.47	2.69	2.47	2.69	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2024	2023	2024	2023
Net (loss) earnings	$(52.5)	$(28.8)	$80.4	$(81.3)
Adjust for items not associated with ongoing operations:
Impairment loss, net of tax	193.6	34.1	193.6	34.1
Gain on sale of Greenstone Partnership	(63.1)	—	(63.1)	—
Unrealized gain on financial assets relating to the Additional Royal Gold Agreement	(33.9)	—	(23.5)	—
Income and mining tax adjustments(1)	3.5	(0.2)	(1.0)	19.7
Unrealized foreign exchange (gain) loss(2)	(9.9)	2.5	(12.0)	0.2
Transaction costs related to the Additional Royal Gold Agreement	—	—	2.5	—
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(1.9)	50.0	(25.4)	34.2
Unrealized loss on marketable securities	0.8	—	1.4	—
Other non-operating losses at the Mount Milligan Mine	—	2.0	—	2.0
Unrealized loss on non-hedge derivatives	—	1.6	—	1.6
Adjusted net earnings	$36.6	$61.2	$152.9	$10.5

Net earnings (loss) per share - basic	$(0.25)	$(0.13)	$0.38	$(0.37)
Net earnings (loss) per share - diluted	$(0.25)	$(0.13)	$0.35	$(0.38)
Adjusted net earnings per share - basic	$0.17	$0.28	$0.72	$0.05
Adjusted net earnings per share - diluted	$0.17	$0.28	$0.71	$0.05

(1)	Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine, the impact of the unrealized gain on the financial asset related to the Additional Royal Gold Agreement and the impact of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits at the Öksüt Mine and a withholding tax expense on the expected repatriation of Öksüt Mine’s earnings.
(2)	Relates primarily to the effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$92.8	$145.4	$77.0	$29.1	$51.8	$144.3	$(12.3)	$(7.7)	$(23.7)	$(20.3)
Deduct:
Property, plant & equipment additions	(45.8)	(34.4)	(11.7)	(15.0)	(11.3)	(16.4)	(22.8)	(1.4)	—	(1.6)
Free cash flow (deficit)	$47.0	$111.0	$65.3	$14.1	$40.5	$127.9	$(35.1)	$(9.1)	$(23.7)	$(21.9)

(1)	As presented in the Company’s consolidated statements of cash flows.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities	$298.4	$245.6	$176.3	$113.9	$248.4	$275.1	$(41.0)	$(44.4)	$(85.3)	$(99.0)
Deduct:
Property, plant & equipment additions	(159.8)	(85.4)	(57.7)	(41.2)	(41.9)	(36.9)	(59.7)	(1.9)	(0.5)	(5.4)
Free cash flow (deficit)	$138.6	$160.2	$118.6	$72.7	$206.5	$238.2	$(100.7)	$(46.3)	$(85.8)	$(104.4)

(1)	As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$42.0	$67.9	$9.0	$36.6	$15.2	$27.1	$17.5	$1.4	$0.3	$2.8
Adjust for:
Costs capitalized to the ARO assets	9.8	(17.6)	0.0	(6.8)	(3.7)	(10.4)	13.7	—	(0.2)	(0.4)
Costs capitalized to the ROU assets	(1.6)	(13.8)	(1.0)	(13.6)	(0.1)	(0.2)	—	—	(0.5)	—
Costs relating to capitalized DDA	(2.7)	—	—	—	—	—	(2.7)	—	—	—
Other(2)	(1.0)	(0.1)	(0.2)	0.2	(0.1)	(0.1)	(1.1)	—	0.4	(0.2)
Capital expenditures	$46.5	$36.4	$7.8	$16.4	$11.3	$16.4	$27.4	$1.4	$—	$2.2
Sustaining capital expenditures	19.5	34.5	7.8	16.4	11.3	16.4	0.4	1.4	—	0.3
Non-sustaining capital expenditures	27.0	1.9	—	—	—	—	27.0	—	—	1.9

(1)	As presented in note 26 of the Company’s consolidated financial statements.
(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$174.9	$121.7	$55.8	$62.0	$54.7	$50.5	$62.3	$2.0	$2.1	$7.2
Adjust for:
Costs capitalized to the ARO assets	(5.3)	(16.6)	1.7	(4.3)	(11.0)	(11.9)	4.7	—	(0.7)	(0.4)
Costs capitalized to the ROU assets	(4.7)	(16.5)	(2.8)	(13.7)	(1.7)	(1.4)	—	—	(0.2)	(1.4)
Costs relating to capitalized DDA	(2.8)	0.0	—	—	—	—	(2.8)	—	—	—
Other(2)	(2.0)	(0.3)	(0.7)	—	(0.1)	(0.3)	(1.1)	—	(0.1)	—
Capital expenditures	$160.1	$88.3	$54.0	$44.0	$41.9	$36.9	$63.1	$2.0	$1.1	$5.4
Sustaining capital expenditures	101.6	83.5	54.0	44.0	41.9	36.9	5.3	2.0	0.4	0.6
Non-sustaining capital expenditures	58.5	4.8	—	—	—	—	57.8	—	0.7	4.8

(1)	As presented in note 26 of the Company’s consolidated financial statements.
(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2024	2023	2024	2023	2024	2023	2024	2023
Mining costs	$32.1	$26.8	$15.7	$12.7	$123.5	$112.5	$55.2	$26.6
Allocation of mining costs(1)	(2.7)	(1.6)	(5.5)	(8.8)	(14.7)	(9.1)	(23.1)	(20.8)
Milling costs	25.3	28.6	7.5	6.3	114.5	129.2	26.6	12.5
Site G&A costs	13.0	14.0	10.5	7.5	52.6	54.5	39.2	23.6
Change in inventory, royalties and other	21.6	(5.7)	5.4	28.4	30.4	16.3	50.1	47.7
Production costs	$89.3	$62.1	$33.6	$46.1	$306.3	$303.4	$148.0	$89.6
Ore and waste tonnes mined (000's tonnes)	9,622	12,397	4,439	3,499	46,070	50,015	16,937	9,873
Ore processed (000's tonnes)	5,423	5,775	1,143	1,202	21,463	21,680	4,621	2,519
Mining costs per tonne mined ($/tonne)	3.33	2.16	3.54	3.65	2.68	2.25	3.26	2.69
Processing costs per tonne processed ($/tonne)	4.66	4.96	6.56	5.23	5.33	5.96	5.76	4.98
Site G&A costs per tonne processed ($/tonne)	2.41	2.43	9.20	6.22	2.45	2.51	8.49	9.36
On site costs per tonne processed ($/tonne)	12.99	12.03	29.50	22.06	13.54	13.66	26.19	24.88

(1)	Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Net loss	$(0.9)	$(7.0)	$(8.6)	$(13.7)
Depreciation, depletion and amortization ("DDA”)	0.9	0.8	3.4	4.3
EBITDA	$—	$(6.2)	$(5.2)	$(9.4)